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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 _____________


                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 12)


                         Homestead Village Incorporated
                                (Name of Issuer)


                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)


                                  437851 10 8
                     (CUSIP Number of Class of Securities)


                          Jeffrey A. Klopf, Secretary
                      Security Capital Group Incorporated
                               125 Lincoln Avenue
                          Santa Fe, New Mexico  87501
                                 (505) 982-9292
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)




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

-----------------------------------
CUSIP NOS. 437851 10 8
-----------------------------------

--------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Security Capital Group Incorporated
      36-3692698
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC, BK, OO
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                         [_]
 5
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      STATE OF MARYLAND
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            26,514,532

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          27,859,317 (includes 27,770,617* Shares issuable upon
     OWNED BY             conversion of convertible notes)
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             26,514,532

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          27,859,317 (includes 27,770,617* Shares issuable upon conversion of convertible notes)
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      54,373,849 Shares (includes 27,770,617 Shares issuable upon conversion of convertible notes)
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      82.4%*
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
--------------------------------------------------------------------------------

* Assumes the maximum amount of notes have been funded under the funding commitment agreements between Homestead and Security Capital Pacific Trust ("PTR") and Security Capital Atlantic Incorporated ("ATLANTIC"), respectively. As of January 31, 1998, PTR and ATLANTIC held approximately $306.1 million of notes, which at face mortgage amount are convertible into 26,613,760 Shares.

-----------------------------------
CUSIP NOS. 437851 10 8
-----------------------------------

--------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Security Capital Pacific Trust
      74-6056896
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC, BK, OO
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                         [_]
 5
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      STATE OF MARYLAND
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            - 0 -

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          19,246,402* (consisting of Shares issuable upon
     OWNED BY             conversion of convertible notes)
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             - 0 -

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          19,246,402* (consisting of Shares issuable upon conversion of convertible notes)
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      19,246,402* Shares (consisting of Shares issuable upon conversion of convertible notes)
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      33.5%*
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
--------------------------------------------------------------------------------

* Assumes the maximum amount of notes have been funded under the funding commitment agreement between PTR and Homestead. As of January 31, 1998, PTR held approximately $212.5 million of notes, which at face mortgage amount are convertible into 18,482,214 Shares.

-----------------------------------
CUSIP NOS. 437851 10 8
-----------------------------------

--------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Security Capital Atlantic Incorporated
      85-0415503
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC, BK, OO
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                         [_]
 5
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      STATE OF MARYLAND
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            - 0 -

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          8,524,215* (consisting of Shares issuable upon
     OWNED BY             conversion of convertible notes)
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             - 0 -

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          8,524,215* (consisting of Shares issuable upon conversion of convertible notes)
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      8,524,215* Shares (consisting of Shares issuable upon conversion of convertible notes)
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                     [_]
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      18.2%*
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
--------------------------------------------------------------------------------
* Assumes the maximum amount of notes have been funded under the funding commitment agreement between ATLANTIC and Homestead. As of January 31, 1998, ATLANTIC held approximately $93.5 million of notes, which at face mortgage amount are convertible into 8,131,546 Shares.

                                 SCHEDULE 13D

Item 1.  Security and Issuer

     Shares of Common Stock, par value $.01 per share (the "Shares"), of Homestead Village Incorporated ("Homestead"), 2100 RiverEdge Parkway, Atlanta, Georgia 30328.

Item 4. Purpose of the Transaction

     (a) The acquisition of additional securities of Homestead or the disposition of securities of Homestead, except (i) that Security Capital announced on December 2, 1996 that it may purchase from time to time up to $25 million of Shares or Warrants in open market transactions or in privately negotiated transactions, (ii) that Security Capital announced on May 12, 1997 that it may purchase from time to time up to $20 million of additional Warrants in open market transactions or in privately negotiated transactions, (iii) that Security Capital announced on November 6, 1997 that it may purchase from time to time up to $25 million of Shares in open market transactions or in privately negotiated transactions, and (iv) that Security Capital may acquire Shares in the future at the same times and on the same terms available to other shareholders or the general public.

Item 5.  Interest in Securities of the Issuer

     (a),(b) The following table sets forth the beneficial ownership of Shares for each person named in Item 2. Unless otherwise indicated in the footnotes, each such person has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of such Shares.


                                               Number of Shares     Percent of
Person                                      Beneficially Owned(1)  All Shares(2)
------                                      ---------------------  -------------
Security Capital Group Incorporated.......      54,373,849(3)          82.4%
William D. Sanders........................         232,486(4)             *
Samuel W. Bodman..........................             635(5)             *
Hermann Buerger...........................               0                *
John P. Frazee, Jr........................           6,758(6)             *
Cyrus F. Freidheim, Jr....................           1,102                *
H. Laurance Fuller........................             216                *
Ray L. Hunt...............................          85,567(7)             *
Peter S. Willmott.........................           3,447                *
Thomas G. Wattles.........................           1,837(8)             *
Security Capital Pacific Trust............      19,246,402             33.5
C. Ronald Blankenship.....................           7,311(9)             *
Calvin K. Kessler.........................           2,801                *
James H. Polk, III........................           5,284                *
John C. Schweitzer........................           8,316(10)            *
James A. Cardwell.........................           4,780                *
John T. Kelley, III.......................           2,739                *
William G. Myers..........................          20,490(11)            *
R. Scot Sellers...........................           4,410                *
Patrick R. Whelan.........................             465(12)            *
Jeffrey A. Klopf..........................               0                *
Jay S. Jacobson...........................               0                *
Security Capital Atlantic Incorporated....       8,524,215             18.2
Manuel A. Garcia, III.....................          36,765(13)            *
Ned S. Holmes.............................           5,820(14)            *
Constance B. Moore........................           3,351                *
James C. Potts............................           2,143                *
John M. Richman...........................           1,851                *
J. Lindsay Freeman........................               0                *
William Kell..............................              78                *
Bradley C. Miller.........................              17                *

     Less than 1%

(1) Includes, for PTR and ATLANTIC, all Shares that may be issued upon conversion of all Convertible Notes that may be outstanding upon full funding under the Funding Commitment Agreements.

(2) Assumes (i) in the case of PTR and ATLANTIC, that PTR or ATLANTIC, as applicable, has converted all Convertible Notes that may be outstanding upon full funding under its Funding Commitment Agreement and that no other person has converted any outstanding convertible securities and (ii) in the case of Security Capital Group Incorporated ("Security Capital"), that each of PTR and ATLANTIC have converted all Convertible Notes that may be outstanding upon full funding under the Funding Commitment Agreements and that no other person has converted any outstanding convertible securities.

(3) Includes 19,246,402 Shares beneficially owned by PTR and 8,524,215 Shares beneficially owned by ATLANTIC. As a result of its ownership of 33.1% of PTR's outstanding common shares and 50.0% of ATLANTIC's outstanding common stock and Security Capital's contractual arrangements with PTR and ATLANTIC, Security Capital may be deemed to beneficially own all Shares owned by PTR and ATLANTIC. 26,697,454 Shares are, or will be, owned of record by SC Realty Incorporated, a wholly owned subsidiary of Security Capital, and, except for 3,455,607 Shares are, or will be, pledged to secure a $400 million revolving line of credit facility with a syndicate of banks. As of January 31, 1998, there were approximately $211.5 million in borrowings outstanding under the line of credit. The line of credit is also secured by securities owned indirectly by Security Capital of PTR, ATLANTIC, Security Capital Industrial Trust and Security Capital U.S. Realty, a publicly traded entity based in Luxembourg and which invests in real estate operating companies in the United States. Security Capital estimates that the aggregate market value of the pledged securities exceeded $3.6 billion as of January 31, 1998. Security Capital was in compliance with all covenants under the line of credit as of September 30, 1997.

(4) 127,562 Shares are directly owned by Mr. Sanders. Mr. Sanders may be deemed to beneficially own 101,420 Shares which are owned by Sanders Partners Incorporated and CAMPR Partners Limited, family entities with respect to which Mr. Sanders shares voting and dispositive power. Includes 3,500 shares held by a limited partnership with respect to which Mr. Sanders shares voting and dispositive power.

(5) Shares are held by Terry O. Barber, Jr. Family Trust for which Mr. Bodman's wife is trustee and were held as such prior to their marriage in July 1997.

(6) Includes 4,758 Shares held in an IRA account and options to acquire 2,000 Shares.

(7) Includes 330 Shares held by family trusts for which Mr. Hunt is trustee, 1,427 Shares for which Mr. Hunt shares beneficial ownership pursuant to powers of attorney, 5,521 Shares held by a family limited partnership of which a corporation that Mr. Hunt owns is the general partner, and 330 Shares held by a corporation that Mr. Hunt owns. Excludes 330 Shares that Mr. Hunt's wife owns as separate property and 23,479 Shares held by Hunt Financial Corporation, the capital stock of which is held, indirectly through a series of corporations, by trusts for the benefit of Mr. Hunt and members of his family, as to which Mr. Hunt disclaims beneficial ownership.

(8)  All Shares are held in an IRA account.

(9) Includes 2,895 Shares held by a corporation in which Mr. Blankenship owns the controlling interest.

(10) Includes 2,226 Shares held by a partnership for which Mr. Schweitzer is a general partner, 825 Shares held by a corporation that Mr. Schweitzer owns and options to acquire 2,000 shares.

(11) Includes 2,600 Shares held the Myers Family Trust of which Mr. Myers is a trustee; 319 Shares held in an IRA account; 9,262 Shares held in a Profit Sharing Plan; 1,102 Shares held by a partnership of which Mr. Myers is a partner; 549 Shares held by Ojai Land Company of which Mr. Myers is a control person; 2,954 Shares held by the Myers Family Foundation of which Mr. Myers is a trustee and 3,704 Shares held by ORIC Charitable Remainder Unitrust of which Mr. Myers is a trustee.

(12) Includes 124 Shares held by Mr. Whelan's children.

(13) Includes 11,022 Shares held by a trust for which Mr. Garcia is trustee and options to acquire 2,000 shares.

(14) Includes 5,543 Shares held by a partnership of which Mr. Holmes is a partner and 277 Shares held by Mr. Holmes' wife.

     (c) No transactions in Shares or Warrants were effected in the past sixty days by the persons listed in the above table, except as previously disclosed and: on July 21, 1997, Mr. Polk sold 1,000 Shares at a sales price of $16.732 per Share and 500 Warrants at a sales price of $7.758 per Share; on September 4, 1997, Mr. Polk sold 1,000 Warrants at a sales price of $8.243 per Warrant; on September 18, 1997, Mr. Polk sold 1,000 Warrants at a sales price of $8.366 per Warrant; on September 19, 1997, a partnership of which Mr. Holmes is a partner sold 1,000 Warrants at a sales price of $8.885 per Warrant; on October 6, 1997, Mr. Polk sold 1,716 Warrants at a sales price of $6.803 per Warrant; on October 27, 1997 Mr. Holmes sold 409 Shares at a sales price of $14.613 per Share and 273 Warrants at a sales price of $4.797 per Warrant, Mr. Holmes' children sold 658 Shares at a sales price of $14.80 per Share and 440 Warrants at a sales price of $4.993 per Warrant and a partnership of which Mr. Holmes is a partner sold 2,719 Warrants at a sales price of $4.898 per Warrant; on November 10, 1997, Security Capital purchased 11,000 Shares at a purchase price of $16.46 per Share; on November 11, 1997, Security Capital purchased 3,000 Shares at a price of $16.91 per Share; on November 12, 1997, Security Capital purchased 50,000 Shares at a purchase price of $17.40 per Share; on January 20, 1998, Security Capital purchased 4,520,003 Shares at a purchase price of $15.00 pursuant to a subscription rights offering conducted by Homestead; on January 21, 1998, Security Capital purchased 3,090,222 Shares at a purchase price of $15.00 per Share pursuant to the oversubscription privilege associated with the rights offering conducted by Homestead; and on January 27, 1998, Security Capital purchased 189,200 Shares at a purchase price of $14.185 per Share.

                                   SIGNATURE


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  March 6, 1998                    SECURITY CAPITAL PACIFIC TRUST



                                           By: /s/ Jeffrey A. Klopf
                                              ----------------------------------
                                           Name:   Jeffrey A. Klopf
                                           Title:  Secretary


                                        SECURITY CAPITAL ATLANTIC INCORPORATED



                                           By: /s/ Jeffrey A. Klopf
                                               ---------------------------------
                                           Name:   Jeffrey A. Klopf
                                           Title:  Secretary


                                        SECURITY CAPITAL GROUP INCORPORATED



                                           By: /s/ Jeffrey A. Klopf
                                               ---------------------------------
                                           Name:   Jeffrey A. Klopf
                                           Title:  Secretary